RE/MAX Holdings, Inc.

5075 South Syracuse Street

Denver CO, 80237

October 1, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Duc Dang
Folake Ayoola

Re:	RE/MAX Holdings, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-190699

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the RE/MAX Holdings, Inc. Registration Statement on Form S-1 (File No. 333-190699) to 4:00 p.m. Eastern Standard Time on October 1, 2013, or as soon thereafter as practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve RE/MAX Holdings, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	RE/MAX Holdings, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Gavin B. Grover, Esq. of Morrison & Foerster LLP, counsel to RE/MAX Holdings, Inc., at (415) 268-7113 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

[Signature page follows]

Very truly yours,

RE/MAX HOLDINGS, INC.

By:	/s/ Geoffrey D. Lewis
Name:	Geoffrey D. Lewis
Title:	Executive Vice President and Chief Legal and Compliance Officer